EXHIBIT 99.2

SHELL PLC 2025 INTERIM DIVIDEND TIMETABLE

London, October 31, 2024

The Board of Shell plc today announced the intended timetable for the 2025 quarterly interim dividends.

2025 Interim Dividend Timetable

Event	4th Quarter 2024	1st Quarter 2025	2nd Quarter 2025	3rd Quarter 2025
Announcement date	January 30, 2025	May 2, 2025	July 31, 2025	October 30, 2025
Ex- Dividend Date for ADSs	February 14, 2025	May 16, 2025	August 15, 2025	November 14, 2025
Ex- Dividend Date for ordinary shares	February 13, 2025	May 15, 2025	August 14, 2025	November 13, 2025
Record date	February 14, 2025	May 16, 2025	August 15, 2025	November 14, 2025
Closing date for currency election (see Note below)	February 28, 2025	June 2, 2025	September 1, 2025	November 28, 2025
Pounds sterling and euro equivalents announcement date	March 10, 2025	June 9, 2025	September 8, 2025	December 8, 2025
Payment date	March 24, 2025	June 23, 2025	September 22, 2025	December 18, 2025

Note
A different currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

The 2025 interim dividend timetable is also available on www.shell.com/dividend.

Enquiries
Media International: +44 207 934 5550
Media Americas: +1 832 337 4355

Cautionary Note
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. The term “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties.  The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking Statements
This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak, regional conflicts, such as the Russia-Ukraine war, and a significant cybersecurity breach; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2023 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, October 31, 2024. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Shell’s Net Carbon Intensity
Also, in this announcement we may refer to Shell’s “Net Carbon Intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “Net Carbon Intensity” or NCI are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s net-zero emissions target
Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and NCI targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target, as this target is currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

Forward-Looking non-GAAP measures
This announcement may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.

The contents of websites referred to in this announcement do not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State